UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-31898
CUSIP NUMBER 723443107

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For the Period Ended:	March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pinnacle Airlines Corp.
Full Name of Registrant

N/A
Former Name if Applicable

40 South Main Street
Address of Principal Executive Office (Street and Number)

Memphis, TN 38103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 1, 2012, Pinnacle Airlines Corp. (the "Company") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.  The Company has determined that it is unable to file its Quarter Report on Form 10-Q for the quarter ended March 31, 2012 within the prescribed time period without unreasonable effort and expense due to the considerable amount of time directed towards the Company’s reorganization efforts under bankruptcy.  As a result, the Company’s financial results for the quarter ended March 31, 2012, have not been finalized.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Brian T. Hunt	(901)	348-4100
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Form 10-K for the year ended December 31, 2011		☐ Yes ☒ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s Form 10-Q for the three months ended September 30, 2011, the Company reported a consolidated loss for the nine months ended September 30, 2011, of $8.8 million, or $0.48 loss per share, as compared to net income of $17.0 million, or $0.92 earnings per share, for the comparable prior year period.  The 2011 loss was the result of increased labor costs due to new collective bargaining agreements, increased costs due to partner airline schedule changes, increased performance penalties, increased fuel costs incurred by our pro-rate operations and expenses incurred during 2011 attributable to integration, severance and contract implementation costs.  The trends impacting the Company’s financial results for the first nine months of 2011 continued into the fourth quarter of 2011 and first quarter of 2012 and negatively impacted its results as compared to the prior year.

Forward-Looking Statements
This Form 12b-25 contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Such statements are subject to certain risks, uncertainties and assumptions, including those set forth in our filings with the Securities and Exchange Commission, which are available to investors at our website or online from the Commission.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove erroneous, actual results may vary materially from results that were anticipated or projected. The Company does not intend to update these forward-looking statements before its next required filing with the Securities and Exchange Commission.

Pinnacle Airlines Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2012	By	/s/ Brian T. Hunt
Brian T. Hunt
Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).